Exhibit 99.1
WNS Announces First Quarter Fiscal 2009 Earnings;
Reaffirmed Guidance Highlights Aviva Global Services Integration
Momentum
Revenue Increases 9.3%; Revenue Less Repair Payments Increases 17.8%
Over the Corresponding Quarter in the Prior Fiscal Year
NEW YORK and MUMBAI, August 13, 2008 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced results for the fiscal first quarter 2009 ended June 30, 2008 and reaffirmed its guidance for fiscal 2009.
Revenue for fiscal first quarter 2009 of $122.9 million increased 9.3% over the corresponding quarter in the prior fiscal year, while revenue less repair payments of $82.2 million increased 17.8% over the corresponding quarter in the prior fiscal year. This growth in revenue less repair payments for the fiscal quarter was primarily due to the strong operational performance of our global BPO business, the revenue contribution from Call 24x7 which WNS acquired in April 2008, and additional growth from the UK automobile insurance claims business.
“WNS has started fiscal 2009 with solid revenue growth and an increased focus on growing profitability,” said Neeraj Bhargava, Group Chief Executive Officer. “Our Auto Claims business, including our recent Call 24x7 acquisition, is delivering strong growth. We now also have revenue momentum coming from new ramp-ups in our global BPO business which has resulted from our concentrated sales efforts during the past several quarters. The integration of our recent Aviva acquisition is going well and we are seeing the growth opportunities we expected. In this economy, our clients remain as focused as ever on cutting costs while maintaining high levels of service, and we believe that the growth they have committed to us, and the strong sales momentum across all our businesses should help us withstand any pressures that we might see from macro economic trends.”
Net income for fiscal first quarter 2009 was $3.3 million, a decrease of 60.4% from the corresponding quarter in the prior fiscal year. This decrease was primarily due to the impact on amortization from acquisitions made during the quarter, foreign exchange losses from hedging contracts and lower interest income. Adjusted net income, or net income excluding share-based compensation, amortization of intangible assets, and related fringe benefit taxes, was $8.2 million, a decrease of 23.5% from the corresponding quarter in the prior year. This decrease was primarily due to the impact of foreign exchange losses from hedging contracts and lower interest income. The comparable fiscal first quarter of 2008 was the last quarter with revenue contributions from First Magnus, a mature and profitable mortgage client relationship and Aviva Sri Lanka.
WNS recorded a basic income per ADS of $0.08 for fiscal first quarter 2009. Adjusted income per ADS, or basic income per ADS excluding share-based compensation, amortization of intangible assets, and related fringe benefit taxes, was $0.19 for the quarter.
“We believe we are now well-positioned to achieve our adjusted net income and net revenue goals for the remainder of the year, which we revised upwards upon the announcement of the acquisition of Aviva Global Services in July 2008.” said Alok Misra, Group Chief Financial Officer. “Our adjusted operating margins this quarter were approximately 12%. We expect margin improvement and a greater impact to our earnings as the acquisitions that we completed during this quarter become fully integrated. As our current hedges start to unwind at the beginning of the fourth quarter of fiscal 2009, we expect increased margins to flow to our bottom line.”
Financial Highlights: Fiscal First Quarter Ended June 30, 2008
•	Quarterly revenue of $122.9 million, up 9.3% from the corresponding quarter last year.
•	Quarterly revenue less repair payments of $82.2 million, up 17.8% from the corresponding quarter last year.
•	Quarterly net income of $3.3 million, down 60.4% from the corresponding quarter last year.
•	Quarterly adjusted net income (or, net income excluding share-based compensation, amortization of intangible assets, and related fringe benefit taxes) of $8.2 million, down 23.5% from the corresponding quarter last year.
•	Quarterly basic income per ADS of $0.08, down from basic income per share of $0.20 for the corresponding quarter last year.
•	Quarterly adjusted basic income per ADS (or, basic income per share excluding share-based compensation, amortization of intangible assets, and related fringe benefit taxes) of $0.19, down from $0.26 for the corresponding quarter last year.
Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release.
Key Organizational Developments
In the past quarter, WNS announced key measures to expand its global service delivery capabilities, including:
•	The announcement of the formation of a joint venture with Advanced Contact Solutions, Inc., a pioneer and leader in BPO services and customer care in the Philippines.
•	The acquisition of Chang Ltd., the holding company of Call 24/7 Ltd., an auto insurance-claims processing services provider in the United Kingdom.
•	The acquisition of BizAps, a provider of SAP solutions to optimize ERP functionality for finance and accounting processes.
•	The appointment of Steve Reynolds as Managing Director, North America, where he will focus on driving sales and revenue growth in that market.
Fiscal 2009 Guidance
WNS also reaffirmed the following guidance provided for the fiscal year ending March 31, 2009:
•	Revenue less repair payments is expected to be between $425 million and $435 million.
•	Net income (excluding share-based compensation, amortization and impairment of goodwill and intangible assets, and related fringe benefit taxes) is expected to be between $46 million and $49 million.
Conference Call
WNS will host a conference call on August 14, 2008 at 8 am (EDT) to discuss the company’s quarterly results. To participate, callers can dial: 1-800-295-3991; international dial-in 1-617-614-3924; participant passcode 1352836. A replay will also be made available online at www.wnsgs.com for a period of three months beginning two hours after the end of the call.
About WNS
WNS Holdings Ltd. [NYSE: WNS] is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wnsgs.com.
About Non-GAAP Financial Measures
For financial statement reporting purposes, the company has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, which includes WNS Assistance and Chang Limited, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with the third-party repair centers and clients.
In order to provide Accident Management services, the Company arranges for the repair through a network of repair centers. Repair costs are invoiced to customers. Amounts invoiced to customers for repair costs paid to the automobile repair centers are recognized as revenue. The Company uses revenue less repair payments for “fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. For “Non fault repairs”, revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.
The Company believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with US GAAP.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to attract and retain clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; regulatory, legislative and judicial developments; increasing competition in the business process outsourcing industry; political or economic instability in India, Sri Lanka and Jersey; worldwide economic and business conditions, including a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based and a slowdown in the BPO and IT sectors world-wide; our ability to successfully grow our revenues, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Private Limited and our master services agreement with Aviva Global Services (Management Services) Private Limited; our ability to successfully consummate strategic acquisitions, as well as other risks detailed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:
Investors:	Media:
Alan Katz	Aquin Dennison
VP — Investor Relations	Gutenberg Communications
WNS (Holdings) Limited	+1 917 664 7235
+1 212 599-6960 ext. 241	aquin@gutenbergpr.com
ir@wnsgs.com

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(Amounts in thousands, except share and per share data)

	Three months ended
	June 30, 2008	June 30, 2007
Revenue
Third parties	122,036	111,808
Related parties	908	715

	122,944	112,523
Cost of Revenue (a)	98,487	90,206

Gross Profit	24,457	22,317
Operating expenses:
Selling, general and administrative expenses (a)	18,195	14,722
Amortization of intangible assets	1,469	829

Operating income	4,793	6,766
Other (expense) income, net	(1,514)	2,686
Interest expense	(147)
Income before income taxes	3,132	9,452
Benefit (provision) for income taxes	208	(1,013)

Net income	$3,340	$8,439

Basic income per share	$0.08	$0.20
Diluted income per share	$0.08	$0.20
Basic weighted average ordinary shares outstanding	42,406,786	41,892,868
Diluted weighted average ordinary shares outstanding	43,502,669	43,085,843

Note:
(a) Includes the following share-based compensation amounts:
Cost of Revenue	798	516
Selling, general and administrative expenses	2,266	989

Reconciliation of revenue less repair payments (non-GAAP) to revenue (GAAP)

	Three months ended
	June 30, 2008	June 30, 2007
Revenue less repair payments (Non-GAAP)	82,220	69,773
Add: Payments to repair centers	40,724	42,750
Revenue (GAAP)	122,944	112,522
Reconciliation of cost of revenue (non-GAAP to GAAP)

	Three months ended
	June 30, 2008	June 30, 2007
Cost of Revenue (excluding payments to repair centers and share-based compensation) (Non-GAAP)	56,965	46,940
Add: Payments to repair centers	40,724	42,750
Add: Share-based compensation expense	798	516
Cost of revenue (GAAP)	98,487	90,206
Reconciliation of selling, general and administrative expense (non-GAAP to GAAP)

	Three months ended
	June 30, 2008	June 30, 2007
Selling, general and administrative expenses (excluding share-based compensation expense and FBT1) (Non-GAAP)	15,559	13,733
Add: Share-based compensation expense	2,266	989
Add: FBT[1]	370	—
Selling, general and administrative expenses (GAAP)	18,195	14,722
Reconciliation of operating income (non-GAAP to GAAP)

	Three months ended
	June 30, 2008	June 30, 2007
Operating income (excluding share-based compensation, amortization of intangible assets and FBT1) (Non-GAAP)	9,696	9,099
Less: Share-based compensation expense	3,064	1,505
Less: Amortization of intangible assets	1,469	829
Less: FBT[1]	370	—
Operating income (GAAP)	4,793	6,766

[1]	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the government of India.

Reconciliation of net income (non-GAAP to GAAP)

	Three months ended
	June 30, 2008	June 30, 2007
Net income (excluding share-based compensation, amortization of intangible assets and FBT1) (Non-GAAP)	8,243	10,772
Less: Share-based compensation expense	3,064	1,505
Less: Amortization of intangible assets	1,469	829
Less: FBT[1]	370	—
Net income (GAAP)	3,340	8,439

	Three months ended
	June 30, 2008	June 30, 2007
Basic income per ADS (excluding share-based compensation expense, amortization of intangible assets and FBT1) (Non-GAAP)	0.19	0.26
Less: Adjustments for share-based compensation expense, amortization of intangible assets and FBT[1]	0.11	0.06
Basic income per ADS (GAAP)	0.08	0.20

	Three months ended
	June 30, 2008	June 30, 2007
Diluted income per ADS (excluding share-based compensation expense, amortization of intangible assets and FBT1) (Non-GAAP)	0.19	0.25
Less: Adjustments for share-based compensation expense, amortization of intangible assets and FBT[1]	0.11	0.05
Diluted income per ADS (GAAP)	0.08	0.20

[1]	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the government of India.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	June 30,	March 31,
	2008	2008
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$73,338	$102,698
Bank deposits and marketable securities	3,113	8,074
Accounts receivable, net of allowance of $2,019 and $1,784, respectively	70,841	47,302
Accounts receivable — related parties	136	586
Funds held for clients	6,680	6,473
Employee receivables	1,073	1,179
Prepaid expenses	6,614	3,776
Prepaid income taxes	3,269	2,776
Deferred tax assets — current	743	618
Other current assets	10,362	8,596

Total current assets	176,169	182,078
Goodwill	95,142	87,470
Intangible assets, net	25,496	9,393
Property, plant and equipment, net	46,126	50,840
Deferred contract costs — non current	1,052	1,278
Deposits	6,794	7,391
Deferred tax assets — non current	10,460	8,055

TOTAL ASSETS	$361,239	$346,505

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Account payable	$31,201	$15,562
Accounts payable — related parties	—	6
Accrued employee costs	19,057	26,848
Deferred revenue — current	5,423	7,790
Income taxes payable	2,345	1,879
Short term line of credit	8,174	—
Deferred tax liabilities — current	1,357	211
Accrual for earn out payment	33,360	33,699
Other current liabilities	30,450	25,806

Total current liabilities	131,367	111,801
Deferred revenue — non current	2,673	1,549
Deferred rent	2,667	2,627
Accrued pension liability	1,637	1,544
Deferred tax liabilities — non current	5,130	1,834
Liability on outstanding derivative contracts — non current	3,674	—

TOTAL LIABILITIES	147,148	119,355
Shareholders’ equity:
Ordinary shares, $0.16 (10 pence) par value, authorized: 50,000,000 shares; Issued and outstanding: 42,460,059 and 42,363,100 shares, respectively	6,641	6,622
Additional paid-in capital	171,609	167,459
Ordinary shares subscribed: 10,776 and 1,666 shares, respectively	45	10
Retained earnings	42,179	38,839
Accumulated other comprehensive income (loss)	(6,383)	14,220

Total shareholders’ equity	214,091	227,150

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$361,239	$346,505